

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Elvis Santana
Chief Executive Officer
Mondovita Corp.
22 Calle Felix Nolasco
Atlantica, Puerto Planta
Dominican Republic

>   **Re:**   **Mondovita Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 13, 2015**
>   **File No. 333-204143**

Dear Mr. Santana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Registration Statement Cover Page

2. Please revise your cover page to list your agent for service. Refer to Form S-1.

Prospectus Summary, page 5

3. It appears from his biography on page 20 that your sole officer and director has no experience in the agency or athlete management business and that you do not have any full or part-time employees. Please disclose in the summary and also add a risk factor disclosing that Mr. Santana has no experience as a sports agent or dealing with athletes. Additionally, please reconcile this disclosure with your statements with respect to your "existing expertise and network relationships."

4. In this regard, please substantiate your "existing expertise and network relationships in the Dominican Republic to sign promising athletes . . ." and that you have "established well respected relationships."

5. We note your statement that you "are in the business of procuring and negotiating employment and endorsement contracts for top talent athletes." We also note that you are a development stage company and have no operations or revenues. As such, please revise the disclosure here and throughout your filing to remove any implication that you currently have operations, or provide clarifying support for these statements as appropriate. For example, on page 31 you state that "[y]our athletes are under no obligation" to repay you for expenses.

Risk Factors, page 7

Risks Related to Our Financial Condition and Our Business, page 7

We may become subject to government regulation and legal uncertainties . . . , page 10

6. Please explain the references in this risk factor to your mobile applications.

Plan of Distribution, page 18

7. Please reconcile your disclosure on page 19 that you expect "all expenses incidental to the registration of the shares" to be $10,000 with the disclosure on page 16 and elsewhere that offering expenses will be $20,000.

Description of Business, page 26

Baseball in the Dominican Republic, page 26

8. Please disclose the sources for the statistics cited here. For instance, your statement that "30% of major leaguers are foreign and many of them are from the Dominican [Republic]" does not appear to be supported by any source.

9. Please balance your disclosure by discussing the key challenges and obstacles to identifying and representing prospective Major League Baseball players in the Dominican Republic. We note in this regard extensive media coverage regarding the role of "buscones" and risks because of lack of regulation of recruiting prospective players in the Dominican Republic and allegations of corruption, embezzlement, and providing drugs, including steroids, to prospective players. Please also discuss Major League Baseball's efforts to reform recruiting of players in the Dominican Republic in response to potential fraud with age and identity of players. To the extent appropriate, please revise your risk factors accordingly.

MLB Player Development, page 28

10. Please reconcile your disclosure here that you would operate as an independent scout for MLB clubs, receiving a finders' fee from the club, with your disclosure on page 31 that your company will operate as an agent, receiving a percentage of a player's salary.

Exhibit 99

11. Refer to section 2.1(c) of the Subscription Agreement. Representations regarding the subscriber's knowledge and experience in finance, securities, and other business matters and the subscriber's ability "to protect its interests" are inconsistent with a public offering of securities. Please revise and refile the subscription agreement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Scott Doney
         The Doney Law Firm